UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May 2009
Commission File Number: 000-29948
STARFIELD RESOURCES INC.

(Translation of registrant’s name into English)
Suite 2210, 130 Adelaide Street West
Toronto, Ontario, M5H 3P5

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC. (Registrant)
Date: May 11, 2009	By:	/s/ ANDRE J. DOUCHANE
André J. Douchane
President and Chief Executive Officer

EXHIBIT LIST

99.1	Certificate of Continuation and Articles of Starfield Resources Inc.